                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: August 28, 2001

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (7) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (8) changes in the U.S. and foreign legal and regulatory framework; and
(9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

     THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION AND WACHOVIA

FIRST UNION (R)                                                      WACHOVIA
                                                                     --------

                                Media Contacts:
August 28, 2001                 First Union:  Allison Miley      704-383-9763
                                              Mary Eshet         704-383-7777
                                Wachovia:     Ed Hutchins        336-732-4200


   FIRST UNION AND WACHOVIA ANNOUNCE NEW LEADERSHIP FOR THE COMBINED COMPANY
   -------------------------------------------------------------------------
   Top Leaders For The New Wachovia Named As Next Step In Merger Integration

CHARLOTTE, N.C. and WINSTON-SALEM, N.C. - First Union (NYSE: FTU) and Wachovia (NYSE: WB) today announced the next level of leadership for the combined company, effective after merger consummation. These 105 leaders will report to the new Wachovia Operating Committee members - the 13 direct reports to Ken Thompson and L.M. Baker Jr., who, respectively, will be chief executive officer and chairman of the new Wachovia. This team will help define and create all aspects of the new company, and will be drivers of future success for the proposed fourth largest bank holding company in the United States.

"Selecting these leaders is an important step in our merger integration efforts, and I am excited about the opportunity to begin combining our two teams," said Baker. "We had a broad range of exceptional talent to choose from, and while the decisions were difficult, I believe we have selected the best group to move our new company forward."

Leaders were chosen for their roles through a detailed and thorough selection process that included open self-nominations, interviews and final approval of each selection by Thompson and Baker.

"I am confident in the talent of this team and its ability to ensure the new Wachovia is a fierce competitor in financial services," said Thompson. "This new leadership reflects the combination of two powerful teams and will make us stronger than we were before our plans to merge."

The new leadership team is listed in order of reporting relationship to previously named Operating Committee members for the new Wachovia:

Capital Management Group - Don McMullen

Compliance - Vic Albrecht
Insurance: Annuities, Life (Mass Mkt.), Online - David deGorter
Strategic Relationship Director, Wealth Management - Anne Doss


                                   --MORE--

Page 2 -- First Union and Wachovia Announce New Leadership For The Combined Company


Asset Management/Mutual Funds/ Business Management - Bill Ennis
Chief Investment Officer - Dennis Ferro
Corporate and Institutional Trust - Darryl Fluhme
Brokerage - Danny Ludeman
Women's Financial Advisory - Debra Nichols
Chief Investment Officer, Wealth Management - Steve Reynolds
Chief Financial Officer - Emile Shahadi

Corporate and Investment Banking - Steve Cummings and Barnes Hauptfuhrer

Treasury Services - Ranjana Clark
Co-Head, Principal Investing - Ted Gardner
International - Michael Heavener
Fixed Income - Steve Kohlhagen
Equity Capital Markets - Mickey Misera
Co-Head, Principal Investing - Scott Perper
Group Operating Officer - Tom Pacer
Finance - Dave Pitelka
Client Development Administration - Amy Pitt
Leveraged Finance - Wayne Robinson
Investment Banking - Kevin Roche
Structured Products - Ben Williams
Global Corporate Banking - Doug Williams

Corporate and Community Affairs - Mac Everett

Public Policy - Greer Cawood
Community Development - Jane Henderson
Corporate Communications - Ginny Mackin
Corporate Contributions and Community Involvement - Shannon McFayden

Finance - Bob Kelly

Corporate Real Estate - Bob Bertges
Financial Regulatory Reporting - David Julian
Investor Relations - Alice Lehman
General Services and Operations - Dale Quigg
Audit - Peter Schild
Corporate Tax - Pat Shevlin
Treasury and Planning - Tom Wurtz

General Bank - Ben Jenkins

Contact Call Center - Steve Boehm
Mid-Atlantic Chief Executive Officer - Jim Cherry
Atlantic Chief Executive Officer - Reggie Davis
Florida Chief Executive Officer - Bob Helms
Community Banking - John (Bill) Holt

Page 3 -- First Union and Wachovia Announce New Leadership For The Combined Company

Customer Service Excellence - Beth McCague
Wholesale Segment - Walter McDowell
Chief Financial Officer - Bob McGee
Merger Integration - David Pope
Penn/Del Chief Executive Officer - Bob Reid
Real Estate Financial Services - Mike Slocum
Carolinas Chief Executive Officer - Will Spence
Retail Segment - Cece Sutton
Georgia Chief Executive Officer - Gary Thompson
General Bank Products - Beverly Wells

Human Resources - Paul George

Recruiting Solutions - Denny Clark
Capital Markets - Jim Esposito
Compensation and Benefits - Larry Gilmer
Wealth Management - Peggy Joines
Corporate Businesses - Hector McEachern
Information Technology, Operations and e-Commerce - Patti Royal
Capital Management - Doug Steele
Chief Financial Officer - Ben Stewart
Performance and Leadership Consulting - Jeanette Sims
HR Enterprise Services - Sharon Smart
General Bank (State Banking and Retail Financial Services) - Gwynne Whitley

Information Technology, e-Commerce and Operations - Jean Davis

e-Commerce - Lawrence Baxter
Chief Information Officer, Shared Services - Nancy Church
Chief Information Officer, Commercial - Martin Davis
Banking and Enterprise Support Services - Jerry Enos
Chief Information Officer, Capital Markets - Bridget-Anne Hampden
Chief Financial Officer - Ginny Hartsema e-Ventures - Don MacLeod e-Risk - Joel McPhee
Chief Information Officer, Wealth Management and Capital Management - Craig
Miller
Chief Information Officer, Retail - Joe Monk
Operating Services - Richard Penland
Technology Services - Frank Robb
Wholesale Operations - Bob Sontag
Chief Information Officer, e-Commerce - Julian Wachs

Legal - Mark Treanor

Capital Management - Hal Clark
Litigation/Interim Risk Management - Douglas Edwards
Wealth Management - Joe Long

Page 4 -- First Union and Wachovia Announce New Leadership For The Combined Company

General Bank - Mark Metz
Capital Markets - James Powers
Corporate Services - Sterling Spainhour
Corporate and Securities - Michael Watkins

Risk Management - Don Truslow

Chief Risk Officer, Capital Markets - John Bresnan
   .  Senior Risk Officer, Capital Markets - David Gaines
Risk Support Services - Ray Johnson
Chief Risk Officer, General Bank and Commercial - Spurgeon Mackie
Chief Risk Officer, Commercial Real Estate - Mark Midkiff
Chief Risk Officer, Consumer - David Nole
Market Risk - Fred Pennekamp
Portfolio Management Modeling/Risk Methodology - Russell Playford
Operational Risk - Yousef Valine
Chief Risk Officer, Capital and Wealth Management - TBD
Compliance Officer - TBD

Specialty Finance & Corporate Support Services - David Carroll

Specialty Finance - Bob Burton
Customer Analytics - Bob DeAngelis
Corporate Marketing - Jim Garrity
Data Management - Guenther Hartfeil
Merger Integration Project Office - Sid Tate

Wealth Management - Stan Kelly

Wealth Management Director, Florida - Anne Alexander
Wealth Management Director, Atlantic (NY/NJ/CT) - Linda Bowden
Wealth Management Director, Penn/Del - Curt Farmer
Chief Operating Officer - Bob Kniejski
Chief Financial Officer - Glenn McCoy
Wealth Management Director, Carolinas - Bob Newell
Ultra-High Net Worth - Dan Prickett
Wealth Management Director, Virginia - Michael Roberts
Wealth Management Director, Metro-Washington, D.C. - Deborah Shore Wealth Management Director, Georgia - Isaiah Tidwell

First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states. Online banking products and services can be accessed through.

Page 5 -- First Union and Wachovia Announce New Leadership For The Combined Company

Wachovia (NYSE:WB) is a major interstate financial holding company offering banking and financial services to individuals primarily in Florida, Georgia, North Carolina, South Carolina and Virginia and to corporations and institutions throughout the United States and globally. Wachovia Corporation is headquartered in Atlanta and Winston-Salem, N.C., and had assets of $74.8 billion at June 30, 2001. Wachovia's Web site is located at www.wachovia.com.
                                                             ----------------

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions.

These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (7) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (8) changes in the U.S. and foreign legal and regulatory framework; and (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction between First Union and Wachovia and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

                                    --END--